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SEC FILE NUMBER
000-30777
CUSIP NUMBER
19421R

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

    Pacific Mercantile Bancorp

Full Name of Registrant

    N/A

Former Name, if Applicable

    949 South Coast Drive, Suite 300

Address of Principal Executive Office (Street and Number)

    Costa Mesa, CA 92626

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report n Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We were unable, without unreasonable effort or expense, to finalize our audited consolidated financial statements as of and for the year ended December 31, 2009 ((the “2009 Financial Statements”) in time to file our Annual Report on Form 10-K for fiscal 2009 (the “Form 10-K”) by the filing deadline of 2:30 P.M., Pacific Time, on March 31, 2010, because at that time we were still in the process of finalizing the determinations of the amounts of our allowance for loan losses and our deferred tax asset as of December 31, 2009. However, we have now made those determinations and will be filing the Form 10-K on April 1, 2010.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Nancy A. Gray	(714)	438-2500
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

We will be reporting a net loss of approximately $17.3 million, or $1.66 per diluted common share, for the year ended December 31, 2009, as compared to a net loss of $12.0 million, or $1.14 per diluted common share for fiscal 2008.

        Our expected fiscal 2009 results of operations primarily reflect the continuing adverse effects on our business and financial performance of the economic recession and credit crisis, which resulted in (i) a $5.4 million decline in our net interest income in 2009 (ii) a substantial increase in non-performing loans, as a result of which we are recording a provision for loan losses of approximately $23.7 million for 2009, as compared to $21.7 million in 2008, and (iii) a $9.6 million increase in noninterest expense in 2009. The decrease in our net interest income in 2009 was primarily attributable to lower yields on our loans and other interest earning assets due primarily to the monetary policy of the Federal Reserve Board, which has been to reduce interest rates in response to the economic recession. The increase in the provision for loan losses in 2009 was necessitated by a significant increase in non-performing loans and loan charge-offs and a decision to increase the allowance for loan losses (after giving effect to those loan charge-offs), to approximately $20.3 million as of December 31, 2009, from $15.5 million at December 31, 2008, which we believe is prudent in light of prospect that the economic recession, persistent high unemployment and declines in real estate values will continue at least until the latter half of 2010. The increase in noninterest expense was primarily attributable to the hiring of additional loan administrators to manage nonperforming loans, as well as experienced mortgage loan personnel for our new mortgage loan division, increases in professional fees incurred primarily in connection with the collection of non-performing loans and the restructuring of troubled loans, and increases in FDIC insurance premiums assessed against all federally insured banks to replenish the FDIC’s insurance fund.

Notwithstanding the loss for fiscal 2009, we expect the ratio of our total capital-to-risk weighted assets, which is the principal federal regulatory measure of the financial strength of banking organizations, will be approximately 11.7%, which exceeds the ratio of total capital-to-risk weighted assets of 10% that a banking organization must achieve to be classified as “well-capitalized”, the highest of the capital standards established under federal banking regulations.

Cautionary Statements Regarding Forward Looking Information

This Form 12b-25 contains statements regarding our expectations, beliefs or views about our future financial performance and trends in our business or markets, which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Due to a number of risks and uncertainties to which our business is subject, our actual financial performance in the future may differ, possibly significantly, from our expected future financial performance as set forth in the forward-looking statements contained in this Form 12b-25.

These risks and uncertainties include, but are not limited to, the following: The risk that the economic recession and current market conditions will worsen in 2010 or that any economy recovery will be weak, as a result of which we could incur additional loan losses that would adversely affect our results of operations and cause us to incur losses in the future; the risk that economic activity in the United states will decline even further as a result of the economic recession, which could lead to reductions in loan demand and, therefore, cause our interest income, net interest income and margins to decline in the future; the possibility that the Federal Reserve Board will keep interest rates low in an effort to stimulate the economy, which could reduce our net interest margins and net interest income and, therefore, adversely affect our operating results; the prospect that government regulation of banks will increase, which could increase our costs of doing business and restrict our ability to take advantage of business and growth opportunities and, thereby, adversely affect our operating results; and the risk that, if we are unable to comply with the terms of the Memorandum of Understanding entered into with our federal and state banking regulators in 2009, or we are unable to significantly reduce our loan losses in 2010, we may be subject to further requirements to take corrective action, face further regulation, and intervention and additional constraints on our business operations, any of which could have a material adverse effect on our results operations, financial condition or business and our stock price in 2010.

Additional information regarding these and other risks and uncertainties to which our business is subject will be contained in our Annual Report on Form 10-K for our fiscal year ended December 31, 2009, which we expect to file with the Securities and Exchange Commission by or about April 1, 2010. Due to those risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements contained in this Form 12b-25, which speaks only as of its date, or to make predictions about future financial performance based solely on our historical financial performance. We also disclaim any obligation to update or revise any of the forward-looking statements as a result of new information, future events or otherwise, except as may be required by law or NASDAQ rules.

    Pacific Mercantile Bancorp

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2010	By:	/s/ NANCY A. GRAY
Nancy A. Gray, Senior Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).